EXHIBIT 99.3
PURCHASES BY FOSUN INDUSTRIAL OF TONGJITANG ADSs
SINCE THE FILING OF AMENDMENT NO. 4 TO THE ORIGINAL 13D

		Number of Underlying	Price Per ADS (excluding
Trade Date	Number of ADSs	Ordinary Shares	commissions) (US$)
2008-12-18	63,310	253,240	2.2721
2008-12-19	19,700	78,800	2.2590
2008-12-22	14,600	58,400	2.2930
2008-12-23	14,700	58,800	2.2704
2008-12-24	10,405	41,620	2.3154
2008-12-26	34,111	136,444	2.4495
2008-12-29	129,200	516,800	2.4499
2008-12-30	60,000	240,000	2.4728